FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                      For the month of November 2005 No. 2

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [_]     No [X]

     On November 8, 2005, the Registrant announced its financial results for the three and nine month periods ended September 30, 2005. Attached hereto as
Exhibit 99.1 is the press release relating to such announcement and attached hereto as Exhibit 99.2 are the Registrant's unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2005.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                TOWER SEMICONDUCTOR LTD.



Date: November 8, 2005                          By: /S/ Nati Somekh Gilboa
                                                --------------------------
                                                Nati Somekh Gilboa
                                                Corporate Secretary